INITIAL CAPITAL AGREEMENT

December 18, 2015

Board of Trustees of
WP Trust
129 NW 13th Street, Suite D26
Boca Raton, FL 33432

Ladies and Gentlemen:

The undersigned hereby subscribes for 10,000 Shares of Beneficial Interest, no par value, of the WP Income Plus Fund, a series of WP Trust, a Delaware statutory trust, at $10.00 per share for an aggregate purchase price of $100,000.  Our payment in full is confirmed.

The undersigned represents and agrees that it is purchasing these Shares for investment purposes, for its own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933, nor with any present intention of distributing or selling such shares.

Very truly yours,

By:/s/Charles S. Stoll
Its: Trustee

Confirmed and Accepted:

WP Trust

By: /s/Charles S. Stoll
Its: Trustee